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                          June 24, 2022

       Mark E. Lehman
       Chief Legal Officer
       PolarityTE, Inc.
       1960 S. 4250 West
       Salt Lake City, UT 84104

                                                        Re: PolarityTE, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2022
                                                            File No. 333-265693

       Dear Mr. Lehman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Marx, Esq.